Eco Science Solutions, Inc.
1135 Makawao Avenue, Suite 103-108
Makawao, Hawaii 96768-7402
__________________________________________________________________________________

10 May 2017

Mr. Scott Anderegg
Ms. Mara Ransom
United States Securities
 And Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

Re: Eco Science Solutions, Inc.
      Form S-1/A Registration Statement
      File No. 333-215761

Dear Mr. Anderegg:

We are writing to request an acceleration of the effectiveness of our Registration Statement pursuant to Rule 461 Acceleration of Effective Date of the Securities and Exchange Act.  We would like to request our Registration Statement on Form S-1/A to be effective on Friday, May 12, 2017, at 3:00 p.m. Eastern Standard Time.

Further, and pursuant to Rule 461, we acknowledge and understand the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission, or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

•
The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your kind assistance regarding this matter.  Should you have any questions, or need further information, please do not hesitate to contact our attorney of record, Sharon Mitchell, at (248) 515-6035.

With best regards,

/s/Jeffery Taylor
_________________________
Jeffery Taylor, President
Eco Science Solutions, Inc.